UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

July 15, 2014

Date of Report (Date of earliest event reported)

Realogy Holdings Corp.

(Exact name of registrant as specified in its charter)

001-35674
(Commission File Number)

Delaware	20-8050955
(State of Incorporation)	(I.R.S. Employer Identification Number)

Realogy Group LLC

(Exact name of registrant as specified in its charter)

333-148153
(Commission File Number)

Delaware	20-4381990
(State of Incorporation)	(I.R.S. Employer Identification Number)

175 Park Avenue

Madison, NJ 07940

(Address of Principal Executive Offices) (Zip Code)

(973) 407-2000

(Registrant’s Telephone Number, Including Area Code)

None

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On July 15, 2014, Realogy Group LLC (“Realogy”), a Delaware limited liability company and a wholly-owned indirect subsidiary of Realogy Holdings Corp. (“Realogy Holdings”), and Honeycomb Acquisition, Inc., a Delaware corporation and a wholly-owned indirect subsidiary of Realogy (“Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ZipRealty, Inc., a Delaware corporation (“ZipRealty”), pursuant to which Realogy and Purchaser will commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of ZipRealty (the “Shares”) at a price of $6.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”). Subject to the terms and conditions of the Merger Agreement, following consummation of the Offer and subject to the approval of ZipRealty’s stockholders (if required by applicable law), Purchaser will be merged with and into ZipRealty, with ZipRealty becoming a wholly-owned indirect subsidiary of Realogy (the “Merger”), with each Share outstanding immediately prior to the effective time of the Merger (other than Shares held in treasury or owned by Realogy, Purchaser or any of their subsidiaries or Shares held by stockholders who have properly exercised their appraisal rights) being converted into the right to receive the Offer Price (the “Merger Consideration”).

Purchaser is not required to accept for payment or pay for any shares pursuant to the Offer unless the following conditions, among others, are satisfied: (i) ZipRealty stockholders shall have validly tendered in the Offer the number of Shares which, when taken together with any Shares then owned by Realogy and Purchaser, represents at least a majority of the outstanding Shares on a fully diluted basis (excluding all options which are unvested as of the expiration of the Offer or have an exercise price equal to or greater than the Offer Price); (ii) the expiration or termination, at or prior to the expiration of the Offer, of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (collectively, the “HSR Act”); (iii) the absence of a material adverse effect on ZipRealty; and (iv) certain other customary conditions. The consummation of the Offer is not subject to any financing condition.

Pursuant to the Merger Agreement, ZipRealty has granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable after the completion of the Offer, to purchase, at a price per Share equal to the Offer Price, an aggregate number of newly issued Shares that, when added to the number of Shares owned by Purchaser at the time of such exercise, constitutes one Share more than 90% of the Shares then outstanding. The exercise of the Top-Up Option is subject to certain terms and conditions set forth in the Merger Agreement and can only be exercised to the extent the number of Shares issuable upon the exercise of the option would not exceed the number of authorized but unissued and unreserved Shares.

At or immediately prior to the effective time of the Merger, each ZipRealty stock option to purchase Shares (each such stock option, a “ZipRealty Option”), whether vested or unvested, will be cancelled and the former holder thereof will be entitled to receive an amount in cash (subject to any applicable withholding taxes or other taxes required by applicable law) equal to the product of (i) the number of Shares such holder could have purchased had such holder exercised such ZipRealty Option in full immediately prior to the effective time of the Merger (treating all unvested ZipRealty Options as if they had vested immediately prior to cancellation) and (ii) the excess, if any, of the Offer Price over the applicable exercise price per Share under such ZipRealty Option. If the exercise price per Share under any such ZipRealty Option is equal to or greater than the Offer Price, then such ZipRealty Option will be cancelled and no cash payment will be made to its holder.

The Merger Agreement includes customary representations, warranties and covenants of ZipRealty, Realogy and Purchaser, including covenants: (i) for ZipRealty and Realogy to use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement; and (ii) for ZipRealty to, subject to the exceptions provided for in the Merger Agreement, conduct its business in the ordinary course consistent with past practice in all material respects and to be bound by customary restrictions relating to the operation of its business until the effective time of the Merger or termination of the Merger Agreement.

The Merger Agreement can be terminated by Realogy or ZipRealty under certain circumstances. ZipRealty will be required to pay Realogy a termination fee in the amount of $6,600,000 under certain circumstances.

Tender and Voting Agreement

In connection with the Merger Agreement, Realogy, ZipRealty and certain ZipRealty stockholders, who together hold approximately 20.6% of the outstanding Shares, have entered into a tender and voting agreement dated as of July 15, 2014 (the “Tender and Voting Agreement”). The Tender and Voting Agreement provides, among other things, that these ZipRealty stockholders shall validly tender all of their Shares in the Offer and, if applicable, vote their Shares in favor of adopting the Merger Agreement. These ZipRealty stockholders have also agreed not to withdraw tendered Shares unless Realogy terminates the Offer in accordance with the terms of the Merger Agreement, or the Tender and Voting Agreement has been terminated in accordance with its terms.

The foregoing summaries of (i) the Merger Agreement and the transactions contemplated thereby and (ii) the Tender and Voting Agreement and the transactions contemplated thereby, in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the Merger Agreement, attached hereto as Exhibit 2.1, and the Tender and Voting Agreement, attached hereto as Exhibit 99.1, which are incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Realogy, Purchaser or ZipRealty, their respective businesses or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules issued in connection with the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were used for the purpose of allocating risk among ZipRealty, Realogy and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about ZipRealty, Realogy or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. For the foregoing reasons, shareholders and investors should not rely on such representations and warranties as characterizations of statements of factual information at the time they were made or otherwise.

Item 8.01.	Other Events.

On July 15, 2014, Realogy Holdings and ZipRealty issued a joint press release announcing their entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.2 and incorporated by reference.

Information About Forward-Looking Statements

This Form 8-K contains forward-looking statements. These forward-looking statements reflect the views of Realogy’s and ZipRealty’s management regarding current expectations and projections about future events and the ability of Realogy and ZipRealty to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement, and are based on currently available information. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, implied or forecasted in any such forward-looking statements. Expressions of future goals and similar expressions including, “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “targets,” or “continue,” reflecting something other than historical fact are intended to identify forward-looking statements.

The proposed transaction has not closed, and the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the possibility that expected benefits and synergies of the transaction may not be achieved in a timely manner or at all; revenues following the transaction may be lower than expected; disruption from the transaction may adversely affect ZipRealty’s relationships with its customers, business partners, employees or independent sales associates; the conditions to the completion of the transaction may not be satisfied in a timely manner or at all; and the other factors described in Realogy’s and ZipRealty’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”). Unless required by law, neither Realogy nor ZipRealty undertakes any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

The Offer has not yet commenced, and this Form 8-K is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of ZipRealty or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Realogy and Purchaser, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by ZipRealty. The offer to purchase shares of ZipRealty common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of July 15, 2014, by and among Realogy Group LLC, Honeycomb Acquisition, Inc. and ZipRealty, Inc.

99.1	Tender and Voting Agreement, dated as of July 15, 2014, by and among Realogy Group LLC, Honeycomb Acquisition, Inc., ZipRealty Inc. and certain stockholders of ZipRealty, Inc.

99.2	Joint Press Release issued by Realogy Holdings Corp. and ZipRealty, Inc., dated as of July 15, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REALOGY HOLDINGS CORP.

Date: July 15, 2014	By:	/s/ Anthony E. Hull
	Name:	Anthony E. Hull
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REALOGY GROUP LLC

Date: July 15, 2014	By:	/s/ Anthony E. Hull
	Name:	Anthony E. Hull
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Exhibit Index

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of July 15, 2014, by and among Realogy Group LLC, Honeycomb Acquisition, Inc. and ZipRealty, Inc.

99.1	Tender and Voting Agreement, dated as of July 15, 2014, by and among Realogy Group LLC, Honeycomb Acquisition, Inc., ZipRealty Inc. and certain stockholders of ZipRealty, Inc.

99.2	Joint Press Release issued by Realogy Holdings Corp. and ZipRealty, Inc., dated as of July 15, 2014